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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*





                       Mexico Equity and Income Fund, Inc.
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                                (Name of Issuer)


                                 Preferred Stock
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                         (Title of Class of Securities)


                                    592834204
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                                 (CUSIP Number)


                                October 31, 2008
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X|  Rule 13d-1(b)
          |_|  Rule 13d-1(c)
          |_|  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 592834204                    13G                     PAGE 2 OF 8 PAGES
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT GROUP PLC, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                   (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES
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                                 5.       SOLE VOTING POWER

                                          375,125
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       0
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         375,125
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     375,125
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     46.66%
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12.  TYPE OF REPORTING PERSON

     HC
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CUSIP No. 592834204                    13G                     Page 3 of 8 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                   (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES
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                                 5.       SOLE VOTING POWER

                                          375,125
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       0
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         375,125
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     375,125
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     46.66%
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12.  TYPE OF REPORTING PERSON

     IA
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CUSIP NO. 592834204                    13G                     PAGE 4 OF 8 PAGES
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ITEM 1(a).    NAME OF ISSUER:

              Mexico Equity and Income Fund, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The principal executive offices of the Fund are located at The Mexico Equity and Income Fund, c/o U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, LC-2 Milwaukee, WI 53202 attn Francisco Lopez Sec. (414-654-4499)


ITEM 2(a).    NAME OF PERSON FILING:

              This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

              The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

              CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, Natural Resource Fund ("NAT"), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund ("GEF"), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund ("FRONT"), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund ("YIELD"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Country Fund Cayman ("CEM"), a Cayman listed mutual fund, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and ten unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

              EWF, GEM, IEM, FREE, NAT, GEF, FRONT, YIELD, GFM, CEM, and Tradex are collectively referred to herein as the "City of London Funds."
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CUSIP NO. 592834204                    13G                     PAGE 5 OF 8 PAGES
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              The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Address for CLIG and CLIM:

              77 Gracechurch Street London
              England EC3V 0AS


ITEM 2(c).    CITIZENSHIP:

              CLIG - England and Wales

              CLIM - England and Wales


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              preferred stock, par value $0.001 per share (the "Preferred
              Stock").


ITEM 2(e).    CUSIP NUMBER:

              592834204


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) |_| Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

              (b) |_| Bank as defined in Section 3(a)(6) of the Act (15
                      U.S.C. 78c).

              (c) |_| Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

              (d) |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) |X| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E) (for CLIM);

              (f) |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

              (g) |X| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G) (for CLIG);
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CUSIP NO. 592834204                    13G                     PAGE 6 OF 8 PAGES
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              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

              (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

              (a) Amount beneficially owned: 375,125*

                  * Each of the City of London Funds and the Segregated Accounts
              have delegated to CLIM, as investment adviser, the sole power to direct the voting and disposition of the shares of Preferred Stock owned by the City of London Funds and the Segregated Accounts. Each of the City of London Funds and the Segregated Accounts do not have any power to direct the voting and/or disposition of the shares of Preferred Stock to which this Schedule relates, and therefore are not the "beneficial owners" of such Preferred Stock, as the term "beneficial owner" is defined in SEC Rule 13d-3. CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the City of London Funds and the Segregated Accounts, by virtue of its power to direct the voting and/or disposition of the shares of Preferred Stock held by the City of London Funds and the Segregated Accounts, may be deemed to be the beneficial owner of 375,125 shares of Preferred Stock, representing approximately 46.66% of the shares of Preferred Stock outstanding. Items 4(a)(i)-(vii) below detail the amount of shares of Preferred Stock and percent of class held by the City of London Funds and the Segregated Accounts, respectively.

                  (i) As of the date hereof, GEM held 78,715 shares of Preferred Stock, representing approximately 9.79% of the class of Preferred Stock outstanding.

                  (ii) As of the date hereof, IEM held 41,914 shares of Preferred Stock, representing approximately 5.21% of the class of Preferred Stock outstanding.

                  (iii) As of the date hereof, FREE held 26,826 shares of Preferred Stock, representing approximately 3.34% of the class of Preferred Stock outstanding.

                  (iv) As of the date hereof, CEM held 50 shares of Preferred Stock, representing approximately 0.01% of the class of Preferred Stock outstanding.

                  (v) As of the date hereof, EWF held 28,900 shares of Preferred Stock, representing approximately 3.59% of the class of Preferred Stock outstanding.
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CUSIP NO. 592834204                    13G                     PAGE 7 OF 8 PAGES
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                  (vi) As of the date hereof, GFM held 2,900 shares of Preferred
                  Stock, representing approximately 0.36% of the class of Preferred Stock outstanding.

                  (vii) As of the date hereof, 195,820 shares of Preferred Stock are held by various unaffiliated third parties in various third party discretionary accounts (the "Segregated Accounts") managed by CLIM. Such shares represent approximately 24.36 % of the issued and outstanding shares of Preferred Stock. The Segregated Accounts are terminable at any time by the respective third parties, for which the Segregated Accounts are held, upon providing written notice to CLIM.

              (b) Percent of class: 46.66%*

                  * See Item 4(a).

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:        375,125*

                  (ii)  Shared power to vote or to direct the vote:   0

                  (iii) Sole power to dispose or to direct the disposition of:
                        375,125*

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

                        * See Item 4(a).


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              See Item 4(a).


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              CLIG is the parent holding company of CLIM. See also Item 3.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.
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CUSIP NO. 592834204                    13G                     PAGE 8 OF 8 PAGES
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ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.


ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              The filing of this Schedule 13G shall not be construed as an admission that CLIG and/or CLIM is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.


Dated:   November 10, 2008              CITY OF LONDON INVESTMENT GROUP PLC


                                        By: /s/ Barry M. Olliff
                                            --------------------------------
                                            Name: Barry M. Olliff
                                            Title: Director




                                        CITY OF LONDON INVESTMENT MANAGEMENT
                                        COMPANY LIMITED


                                        By: /s/ Barry M. Olliff
                                            --------------------------------
                                             Name: Barry M. Olliff
                                             Title: Director